07028731

RECEIVED

2007 DEC 20 A 11: 08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 11, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 113/2007**

  Subject: Disposal of ordinary shares in Capital OK Co., Ltd.

  Date: December 11, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
December 11, 2007

SH 113/2007

December 11, 2007

Subject: Disposal of ordinary shares in Capital OK Co., Ltd.

To: The President
The Stock Exchange of Thailand

References: 1) SH 106/2007 Subject: Notification of the acquisition of an asset from a subsidiary on 19 November 2007.
2) SH 107/2007 Subject: Notification of a share-purchase agreement for Capital OK Co., Ltd. on 20 November 2007.

We would like to inform you that Shin Corporation Plc ("the Company") has completed the sale of all its 74,999,994 ordinary shares in Capital OK Co., Ltd. ("OK"), representing 99.99% of the total paid-up capital, to ACAP Advisory Plc. ("ACAP") and ORIX Corporation ("ORIX"). On December 7, 2007, we have already received proceed from sale of OK shares and repayment of loan from OK totaling Baht 990 million. In addition, we received Baht 10 million from ACAP and ORIX, which was equivalent to cash that OK received from the sale of its shares in Payment Solutions Co., Ltd. The details of the transaction are shown in the references.

After the transaction, the Company is no longer a shareholder in OK.

END